================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ________________
                                  SCHEDULE TO/A

                                 (Rule 14d-100)

   Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934
                                (Amendment No. 1)
                                ________________
                               ARAMARK CORPORATION
                       (Name of Subject Company (Issuer))

                               ARAMARK CORPORATION
                        (Name of Filing Person (Offeror))

                CLASS A-1, CLASS A-2 AND CLASS A-3 COMMON STOCK,
                            $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)
                                      [N/A]
                      (CUSIP Number of Class of Securities)
                               BART J. COLLI, ESQ.
             EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               ARAMARK CORPORATION
                               1101 MARKET STREET
                        PHILADELPHIA, PENNSYLVANIA 19107
                                 (215) 238-3000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                ________________

                                   Copies to:

          BART J. COLLI, ESQ.                           CHARLES I. COGUT, ESQ.
          ARAMARK CORPORATION                            MARIO A. PONCE, ESQ.
             ARAMARK TOWER                            SIMPSON THACHER & BARTLETT
          1101 MARKET STREET                             425 LEXINGTON AVENUE
   PHILADELPHIA, PENNSYLVANIA 19107                    NEW YORK, NEW YORK 10017
            (215) 238-3000                                  (212) 455-2000

                                ________________


[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which this statement relates:

      [_] third party tender offer subject to Rule 14d-1    [_] going-private transaction subject to Rule 13e-3
      [X] issuer tender offer subject to Rule 13e-4         [_] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

================================================================================

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on December 17, 2001 (as amended, the "Schedule TO") relating to an offer by ARAMARK Corporation, a Delaware corporation, to purchase, upon the terms and subject to the conditions contained in the offer to purchase dated December 17, 2001 (the "Offer to Purchase") and the accompanying letter of transmittal (which together with the Offer to Purchase constitute the "Offer"), up to 14,348,909 shares of ARAMARK Corporation's class A common stock, par value $0.01 per share, at a price of $23 per share, net to the seller in cash. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule TO.

Item 4  Terms of the Transaction.

        Item 4 is hereby amended and supplemented as follows:

        Section 5 of the Offer to Purchase entitled "Conditions of the Offer" is hereby amended as follows:

                  Subparagraph 2 of such section is hereby amended by inserting the word "reasonable" before the word "judgment" in the third line thereof.

                  Subparagraph 3 of such section is hereby amended by inserting the word "reasonable" before the word "judgment" in the first line thereof.

                  The final paragraph in such section is hereby amended by inserting the following sentence at the beginning thereof:

                  "The contemplated benefit of the offer referred to in the immediately preceding subparagraph is the provision to holders of our class A common stock of a reasonable opportunity to gain liquidity for a portion of their shares of class A common stock prior to the expiration of the transfer restrictions applicable to such stock."

                  The final paragraph in such section is hereby further amended to insert the following sentence after the second to last sentence thereof:

                  "All conditions to the offer must be asserted, satisfied or waived before the offer expires."

                                    SIGNATURE

                 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          ARAMARK Corporation

                                          By: /s/ L. Frederick Sutherland
                                             -----------------------------------
                                              L. Frederick Sutherland
                                              Executive Vice President and Chief
                                              Financial Officer



Dated: January 9, 2002